200 East Randolph Drive Chicago, Illinois 60601

Dennis M. Myers, P.C. To Call Writer Directly:	312 861-2000	Facsimile:
312 861-2232 dmyers@kirkland.com	www.kirkland.com	312 861-2200 Dir. Fax: 312 861-2200
October 5, 2006
Via EDGAR and Federal Express
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Linda Cvrkel, Branch Chief
          Claire Erlanger

Re:	Commercial Vehicle Group, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 10, 2006
(File No. 000-50890)
Ladies and Gentlemen:
     On behalf of Commercial Vehicle Group, Inc., a Delaware corporation (the “Company”), please find below the Company’s responses to the comment letter to Chad M. Utrup, dated September 20, 2006, from the Staff of the Commission, regarding the Company’s Form 10-K for the year ended December 31, 2005 (the “Form 10-K”). The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Form 10-K.
Form 10-K for the year ended December 31, 2005
Item 6. Selected Financial Data
1.	We note your response to our prior comment 1 that you intend to continue to exclude from the Adjusted EBITDA measure, non-cash gain(loss) on forward exchange contracts. However, we continue to believe that this amount should not be adjusted from EBITDA in accordance with Item 10(e) of Regulation SK. Please revise your adjusted EBITDA amounts to exclude this recurring item as it is reasonably likely to recur. Also, because you have indicated that it is probable that the early extinguishment of debt charge will become immaterial or disappear within a near-term finite period, we will not object to your presentation of this amount in the adjustment of EBITDA for past periods. However, if you continue to incur charges on early extinguishment of debt in the future,

London	Los Angeles	Munich	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission
October 5, 2006

we believe that you should revise your presentation so that the amount is not adjusted from EBITDA in any periods presented. Your future Forms 8-K should be similarly revised. Refer to Item 10(e) of S-K and questions 8 and 9 of the staff’s “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13, 2003. Your future forms 8-K should be similarly revised.
Response: The Company will revise its definition, presentation and reconciliation of EBITDA and related explanatory footnotes in all future filings to not include an adjustment for the impact of non-cash gain(loss) on forward exchange contracts on Adjusted EBITDA. If charges on early extinguishment of debt continue in the future, the Company will revise its presentation so that the impact of these charges is not adjusted from Adjusted EBITDA as well.
The schedule below presents the reconciliation of Net Income (GAAP) to Adjusted EBITDA (non-GAAP) using the revised presentation for Selected Financial Data in the format that will be included in the Company’s Form 10-K for the year ended December 31, 2006 and future filings on Form 8-K. The Company will, in all future filings, use a similar format whereby Adjusted EBITDA is presented and calculated as in the table below. As noted in the staff’s response, the Company will not include an adjustment for the non-cash gain(loss) on forward exchange contracts from the presentation and calculation of Adjusted EBITDA, and will merely provide such impact for the specific period as “supplemental information” in the table. Furthermore, the revised footnote disclosures below will be provided to give additional information to investors regarding the reconciliation of Net Income to Adjusted EBITDA.

	2005	2004	2003	2002	2001
Reconciliation to Net Income:

Net Income	$49,411	$17,449	$3,964	$(45,4580)	$(2,015)
Add (subtract):
Depreciation & amortization	12,064	7,567	8,106	8,682	12,833
Interest expense	13,195	7,244	9,796	12,940	14,885
Provision for income taxes	29,138	6,481	5,267	5,235	5,072
Loss on early extinguishment of debt	1,525	1,605	2,972	—	—
Miscellaneous expense	52	43	—	—	—
Cumulative effect of change in accounting principle	—	—	—	51,630	—

Adjusted EBITDA (1)	105,385	40,389	30,105	33,007	30,775

Supplemental Information:
Noncash (gain) loss on forward exchange contracts	(3,793)	(1,290)	3,230	1,098	(2,347)
Footnote to Table Above

(1)	Adjusted EBITDA is a non-GAAP financial measure that is reconciled to net income, its most directly comparable GAAP measure, in the accompanying financial tables. Adjusted EBITDA is defined as net earnings before interest, taxes, depreciation, amortization, gains/losses on the early extinguishment of debt, miscellaneous income/expenses and cumulative effect of changes in accounting principle. In calculating Adjusted EBITDA, the Company excludes the effects of gains/losses on the early extinguishment of debt, miscellaneous income/expenses and cumulative effect of changes in accounting principles because the

Securities and Exchange Commission
October 5, 2006

Company’s management believes that some of these items may not occur in certain periods, the amounts recognized can vary significantly from period to period and these items do not facilitate an understanding of the Company’s operating performance. The Company’s management utilizes Adjusted EBITDA, in addition to the supplemental information, as an operating performance measure in conjunction with GAAP measures, such as net income and gross margin calculated in conformity with GAAP.

The Company’s management uses Adjusted EBITDA, in addition to the supplemental information, as an integral part of its report and planning processes and as one of the primary measures to, among other things:

(i)	monitor and evaluate the performance of the Company’s business operations;

(ii)	facilitate management’s internal comparisons of the Company’s historical operating performance of its business operations;

(iii)	facilitate management’s external comparisons of the results of its overall business to the historical operating performance of other companies that may have different capital structures and debt levels;

(iv)	review and assess the operating performance of the Company’s management team and as a measure in evaluating employee compensation and bonuses;

(v)	analyze and evaluate financial and strategic planning decisions regarding future operating investments; and

(vi)	plan for and prepare future annual operating budgets and determine appropriate levels of operating investments.

The Company’s management believes that Adjusted EBITDA, in addition to the supplemental information, is useful to investors as it provides them with disclosures of the Company’s operating results on the same basis as that used by the Company’s management. Additionally, the Company’s management believes that Adjusted EBITDA , in addition to the supplemental information, provides useful information to investors about the performance of the Company’s overall business because the measure eliminates the effects of certain recurring and other unusual or infrequent charges that are not directly attributable to the Company’s underlying operating performance. Additionally, the Company’s management believes that because it has historically provided a non-GAAP financial measure in previous filings, that continuing to include a non-GAAP measure in its filings provides consistency in its financial reporting and continuity to investors for comparability purposes. Accordingly, the Company believes that the presentation of Adjusted EBITDA, when used in conjunction with the supplemental information and GAAP financial measures, is a useful financial analysis tool, used by the Company’s management as described above, that can assist investors in assessing the Company’s financial condition, operating performance and underlying strength. Adjusted EBITDA should not be considered in isolation or as a substitute for net income prepared in conformity with GAAP. Other companies may define Adjusted EBITDA differently. Adjusted EBITDA, as well as the other information in this filing, should be read in conjunction with the Company’s financial statements and footnotes contained in the documents that the Company files with the U.S. Securities and Exchange Commission.

Securities and Exchange Commission
October 5, 2006

Note 3. Business Combinations, page 69
2.	We note your response to our prior comment 2 in which you explain your rationale for accounting for the customer relationship intangibles acquired in the Mayflower and Monona acquisitions as indefinite lived intangible assets. As you have acknowledged in your recent response, it is the staff’s view that circumstances where customer relationship intangibles may be accounted for as indefinite lived intangible assets are extremely rare. While your response indicates a number of factors unique to the companies acquired which support the treatment of the customer relationship intangibles as indefinite lived intangibles, we believe that such circumstances warrant clear and robust disclosure of the treatment and the facts and circumstances which support this treatment in both the Critical Accounting Policies section of MD&A and the notes to your financial statements. Your revised disclosure in these areas should include detailed disclosures explaining the Company’s rationale for treatment of these assets as indefinite lived intangibles and should address the barriers to entry that exist with respect to potential competitors and alternative suppliers. Your revised disclosures should also explain the concentration of revenues with a small number of large customers that exist with respect to each of the acquired entities as well as the existence of long-standing relationships with these customers by both the Company and the acquired entities which have in most cases exceeded a period of 40 years. This discussion may be supplemented by any additional factors which management believes support the use of an indefinite life. As part of your response, please supplementally provide us with your intended disclosures. We may have further comment upon receipt of your response.

Response: Please find below the revised disclosures that the Company intends to include in its future filings on Form 10-Q and/or Form 10-K, as applicable, which will be updated as appropriate to include relevant period information

MD&A — Critical Accounting Policies and Estimates

Intangible Assets — Indefinite-Lived

Basis for Accounting Treatment

The Company’s indefinite-lived intangible assets consist of customer relationships acquired in the 2005 acquisitions of Mayflower Vehicle Systems, Inc. (“Mayflower”) and Monona Wire Corporation (“Monona”). The Company has accounted for these customer relationships as indefinite-live intangible assets, which it believes is appropriate based upon the following circumstances and conditions under which the Company operates:

Securities and Exchange Commission
October 5, 2006

Sourcing, Barriers to Entry and Competitor Risks
The customer sourcing decision for the Mayflower and Monona businesses is heavily predicated on price, quality, delivery and the overall customer relationship. Absent a significant change in any or all of these factors, it is unlikely that a customer would source production to an alternate supplier. In addition, the factors listed below impose a high barrier for new competitors to enter into this industry. Historical experience indicates that Mayflower and Monona have not lost any primary customers and/or relationships due to these factors and such loss is not anticipated in the foreseeable future for the following reasons:
•	Costs associated with setting up a new production line, including tooling costs, are typically cost prohibitive in a competitive pricing environment;

•	The risk associated with potential production delays and a disruption to the supply chain typically outweighs any potential economic benefit;

•	Significant initial outlays of capital and institutional production knowledge represent a significant barrier to entry. Due to the asset-intensive nature of the businesses, a new competitor would require a substantial amount of initial capital;

•	Changeover costs are high both from an economic and risk standpoint;

•	The highly complex nature of successfully producing electronic wiring harnesses and complete cab structures in accordance with OEM quality standards makes it difficult for a competitor to enter the business; and

•	There is significant risk in operating the businesses as a result of the highly customized nature of the business. For example, production runs in the commercial vehicle business are significantly smaller and are more “build to order” in nature which requires the systems, expertise, equipment and logistics in order to be successful.
These costs and risks are the primary prohibiting factors which preclude the Company’s customers from sourcing their business elsewhere at any given time.

Securities and Exchange Commission
October 5, 2006

Duration and Strength of Existing Customer Relationships / Concentrations of Revenue
Mayflower and Monona have long-standing relationships with their existing customers and have experienced de minimis historical attrition. These relationships have endured over time and accordingly, an assumption of prospective attrition is inconsistent with this historical experience and management’s expectations. Both Mayflower and Monona have a limited customer base, consisting of three primary customers, that has existed for many years, and the Company had pre-existing long-standing relationships with the same primary customers prior to the acquisitions of Mayflower and Monona, which in most cases have exceeded a period of 40 years. The Company believes the addition of Mayflower and Monona further strengthens its existing customer relationships with such customers. Specifically:
Mayflower and Monona’s relationships with their customers’ key decision-making personnel are mature and stable.
•	Mayflower’s and Monona’s customers typically make purchasing decisions through a team approach versus a single decision maker. Mayflower and Monona have historically maintained strong relationships with individuals at all levels of the decision making process including the engineering, operations and purchasing functions in order to successfully minimize the impact of any employee turnover at the customer level.
The top three customers of Mayflower and Monona have been established customers for a substantial period of time.
•	Mayflower has had relationships with Volvo/Mack, Freightliner and International since 1965, 1997 and 2001, respectively. The Company, and/or its predecessor entities, had pre-existing relationships with these same customers since 1949, 1954 and 1950, respectively. These customers comprised approximately XX% and 86% of Mayflower’s revenues for fiscal years 2006 and 2005, respectively.

•	Monona has had relationships with John Deere, Caterpillar and Oshkosh since 1969, 1970 and 1985, respectively. The Company, and/or its predecessor entities, had pre-existing relationships with these same customers since 1987, 1958 and 1950, respectively. These customers comprised approximately XX% and 87% of Monona’s revenues for fiscal years 2006 and 2005, respectively.

Securities and Exchange Commission
October 5, 2006

Valuation Methodology
For valuation purposes, the income approach using the discounted cash flow method was employed for the purpose of evaluating the Mayflower and Monona customer relationship intangible assets. Under this approach, the Company determined that the fair value of the Mayflower and Monona customer relationship intangible assets at their dates of acquisition was $45.9 million and $28.9 million, respectively.
Significant assumptions used in the valuation and determination of an indefinite useful life for these customer relationship intangible assets included the following:
•	The revenue projections that the Company relied upon to substantiate the economic consideration paid for the businesses is almost exclusively tied to the existing customer base. With regard to the valuation process, the Company projected less than 1% of total revenue in 2005 and 2006 to be lost due to core customer attrition and no core customer attrition thereafter.

•	Contributory asset charges were deducted for assets that contribute to income generation including: (i) net working capital; (ii) personal property; (iii) real property; (iv) tradename and trademarks; and (v) an assembled workforce.

•	The cash flows associated with the customer relationships acquired in the Mayflower and Monona transactions were discounted at a rate of return of 25.0% and 29.50%, respectively, which is approximately equal to the equity rate of return.
Intangible Asset Impairment — Accounting Treatment
If Mayflower and/or Monona were to prospectively lose any of their customers, in accordance with the provisions of paragraphs 16 and 17 of SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company would perform an intangible asset impairment test to determine the impact of the loss on the customer relationship intangible asset and if impairment was indicated, the Company would record an impairment loss in the Company’s Consolidated Statement of Operations.
Notes to the Company’s Consolidated Financial Statements
Goodwill and Intangible Assets
Goodwill represents the excess of acquisition purchase price over the fair value of net assets acquired. In July 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Intangible Assets.” SFAS No. 141

Securities and Exchange Commission
October 5, 2006

requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed annually or more frequently if impairment indicators arise. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives, but with no maximum life. Prior to the adoption of SFAS No. 142 on January 1, 2002, goodwill was being amortized on a straight-line basis over 40 years.
The Company reviews goodwill and indefinite-lived intangible assets for impairment annually in the second fiscal quarter and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with SFAS No. 142. The Company reviews definite-lived intangible assets in accordance with the provisions of SFAS No. 142 and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, the Company compares the fair value of its reporting unit to its carrying value. The Company’s reporting unit is consistent with the reportable segment identified in Note 10 of the Notes to the Consolidated Financial Statements contained in the Company’s Form 10-K for the year ended December 31, 2005. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is considered not impaired and the Company is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then the Company would record an impairment loss equal to the difference. SFAS No. 142 also requires that the fair value of the purchased intangible assets with indefinite lives be estimated and compared to the carrying value. The Company estimates the fair value of these intangible assets using an income approach. The Company recognizes an impairment loss when the estimated fair value of the intangible asset is less than the carrying value. In this regard, the Company’s management considers the following indicators in determining if events or changes in circumstances have occurred indicating that the recoverability of the carrying amount of indefinite-lived and amortizing intangible assets should be assessed: (1) a significant decrease in the market value of an asset; (2) a significant change in the extent or manner in which an asset is used or a significant physical change in an asset; (3) a significant adverse change in legal factors or in the business climate that could affect the value of an asset or an adverse action or assessment by a regulator; (4) an accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset; and (5) a current period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with an asset used for the purpose of producing revenue. The Company’s annual goodwill and indefinite-lived (SFAS No. 142) and definite-life intangible asset

Securities and Exchange Commission
October 5, 2006

(SFAS No. 144) impairment analysis, which was performed during the second quarter of fiscal 2006, did not result in an impairment charge.
Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparables. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are unpredictable and inherently uncertain. The valuation approaches the Company uses include the Income Approach (the Discounted Cash Flow Method) and the Market Approach (the Guideline Company and Transaction Methods) to estimate the fair value of the reporting unit; earnings are emphasized in the Discounted Cash Flow, Guideline Company, and the Transaction Methods. In addition, these methods utilize market data in the derivation of a value estimate and are forward-looking in nature. The Discounted Cash Flow Method utilizes a market-derived rate of return to discount anticipated performance, while the Guideline Company Method and the Transaction Method incorporate multiples that are based on the market’s assessment of future performance. Actual future results may differ materially from those estimates.
The Company’s purchased intangible assets as of September 30, 2006 and December 31, 2005 were comprised of the following (in thousands):

September 30, 2006
	Weighted-Average	Gross Carrying	Accumulated
	Amortization Period	Amount	Amortization	Net Carrying Amount
Definite-lived intangible assets:
Tradenames/Trademarks	30 years	$XXX	$XXX	$XXX
Licenses	7 years	XXX	XXX	XXX

		$XXX	$XXX	$XXX

Indefinite-lived intangible assets:
Goodwill		$XXX	$XXX	$XXX
Customer relationship		XXX	XXX	XXX

		$XXX	$XXX	$XXX

Total consolidated goodwill and intangible assets				$XXX

Securities and Exchange Commission
October 5, 2006

December 31, 2005
	Weighted-Average	Gross Carrying	Accumulated
	Amortization Period	Amount	Amortization	Net Carrying Amount
Definite-lived intangible assets:
Tradenames/Trademarks	30 years	$XXX	$XXX	$XXX
Licenses	7 years	XXX	XXX	XXX

		$XXX	$XXX	$XXX

Indefinite-lived intangible assets:
Goodwill		$XXX	$XXX	$XXX
Customer relationship		XXX	XXX	XXX

		$XXX	$XXX	$XXX

Total consolidated goodwill and intangible assets				$XXX

The aggregate purchased intangible asset amortization expense was approximately $X.X million and $X.X million, respectively, for the three months ended September 30, 2006 and 2005 and approximately $X.X million and $X.X million, respectively, for the nine months ended September 30, 2006 and 2005.
The estimated purchased intangible asset amortization expense for the fiscal year ending December 31, 2006, and for the five succeeding years is as follows (in thousands):

Fiscal Year Ended	Estimated
December 31,	Amortization Expense
2006	$XXX
2007	$XXX
2008	$XXX
2009	$XXX
2010	$XXX
2011	$XXX
The changes in the carrying amounts of goodwill for the nine months ended September 30, 2006, were comprised of the following (in thousands):

Balance — December 31, 2005	$XXX
Post-acquisition adjustments	XXX
Asset sale	( XXX )
Currency translation adjustment	XXX

Balance — September 30, 2006	$XXX

Securities and Exchange Commission
October 5, 2006

     We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232.

Sincerely,
/s/ Dennis M. Myers

Dennis M. Myers, P.C.

cc:	Mervin Dunn
Chad M. Utrup